AM 3-23-2005 *

SECURITI 05041241 ION

RECEIVED MAR - 1 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 213

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-50063

ANNUAL AUDITED REPORT FORM X-17 A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

E*TRADE Global Asset Management, Inc[redacted]

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

671 North Glebe Road, Ballston Tower, 14th Floor
(No. and Street)

Arlington	**Virginia**	**22203**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Audette, Chief Financial Officer **703-236 -8016**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

1750 Tysons Boulevard	**McLean**	**Virginia**	**22102**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 9 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AM 3-23-2005

AM 3-23-2005

AFFIRMATION

I, Matthew Audette, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of E*TRADE Global Asset Management, Inc. and subsidiary ("ETGAM") as of December 31, 2004, are true and correct. I further affirm that neither ETGAM nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature [signature] Date 2/25/05

Chief Financial Officer
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

☑		Independent Auditors' Report
☑	(a)	Facing Page
☑	(b)	Consolidated Statement of Financial Condition
☑	(c)	Consolidated Statement of Income
☑	(d)	Consolidated Statement of Cash Flows
☑	(e)	Consolidated Statement of Stockholder's Equity
☐	(f)	Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
☑		Notes to Consolidated Financial Statements
☑	(g)	Computation of Net Capital
☑	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
☐	(i)	Information Relating to the Possession or Control Requirements Under to Rule 15c3-3 (not applicable)
☐	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable)
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable)
☑	(l)	An Oath or Affirmation
☐	(m)	A copy of the SIPC Supplemental Report (not required)
☑	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(c)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2005
WASH. D.C. 213

E*TRADE Global Asset Management, Inc.

[redacted]

(SEC I.D. No. 8-50063)

Consolidated Statement of Financial Condition
at December 31, 2004, and
Independent Auditors' Report and
Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
E*TRADE Global Asset Management, Inc.:

We have audited the consolidated statement of financial condition of E*TRADE Global Asset Management, Inc. and subsidiary ("ETGAM"), an indirect wholly owned subsidiary of E*TRADE Financial Corporation, as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The consolidated financial statement is the responsibility of ETGAM's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes consideration of internal control over financial reporting, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Global Asset Management, Inc. and subsidiary at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2005

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

(dollars in thousands)		December 31, 2004
ASSETS		
Cash and cash equivalents (Note 2)	$	15,795
Marketable investment securities – Unencumbered (Note 2)		39,354
Receivable from:		
Affiliates (Notes 2 and 4)		2,181
Brokers or dealers		148
Others (Note 5)		443
Deferred tax asset (Note 3)		146
Fixed assets, net of $1,281 accumulated depreciation and amortization (Note 6)		304
Other assets		206
Total assets	**$**	**58,577**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Securities sold, not yet purchased-at market value (Note 2)	$	3,881
Payable to:		
Affiliates (Notes 2 and 4)		3,422
Others		65
Securities payable		1,149
Accrued compensation and benefits		6,874
Other liabilities		776
Total liabilities		**16,167**
STOCKHOLDER'S EQUITY		
Common stock, par value $0.01 per share—100 shares authorized, issued and outstanding		—
Additional paid-in capital		22,735
Retained earnings		19,675
Total stockholder's equity		**42,410**
Total liabilities and stockholder's equity	**$**	**58,577**

See notes to the consolidated statement of financial condition

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2004

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION

Organization

E*TRADE Global Asset Management, Inc. and subsidiary ("ETGAM") is a Delaware corporation that is wholly owned by ETB Holdings, Inc. ("the Parent"). The Parent is an indirect wholly owned subsidiary of E*TRADE Financial Corporation ("E*TRADE Financial"). E*TRADE Financial is a financial services holding company. ETGAM is a broker-dealer registered with the NASD, Inc. ("NASD") and a registered investment adviser with the Securities and Exchange Commission ("SEC"). ETGAM manages asset portfolios for the Parent and E*TRADE Bank ("the Bank"), which is a federally chartered savings bank and a wholly owned subsidiary of the Parent. ETGAM also serves as collateral manager for three qualified special purpose entities that own portfolios of asset-backed and mortgage-backed securities. Capitol View LLC ("Capitol View"), a wholly owned subsidiary of ETGAM, is a special purpose entity that holds certain investments.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—This consolidated statement of financial position was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). As such, it includes the accounts of ETGAM and its wholly owned subsidiary Capitol View. Intercompany accounts and transactions were eliminated in consolidation. This consolidated statement of financial position was prepared from the separate records maintained by ETGAM and may not necessarily be indicative of ETGAM's financial condition had it operated as an entity unaffiliated with E*TRADE Financial, the Parent or the Bank.

Use of Estimates in the Preparation of Financial Statements—In accordance with GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those results.

Cash and Cash Equivalents—ETGAM considers highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Marketable Investment Securities—Marketable investments are carried at fair value, which is based on market prices, when available. For illiquid securities, the security's fair value is estimated by obtaining market price quotes on similar securities and adjusting the price to reflect differences between the two securities, such as credit risk, liquidity, term, coupon, payment characteristics and other information. At December 31, 2004, investment securities are composed of $12.3 million of asset-backed securities, $23.2 million of purchased beneficial interests in collateralized debt obligations (see Note 5) and $3.9 million of reverse repurchase agreements.

Receivable from and Payable to Affiliates—ETGAM nets receivables and payables to the same affiliate, if a legal right of offset exists and the amounts will be settled net.

Fixed Assets—Fixed assets are carried at cost, net of accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful life of the assets, generally two to seven years.

Repurchase Agreements—ETGAM enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, ETGAM transfers legal control over the assets, but retains effective control through agreements that entitle and obligate ETGAM to repurchase the assets. These transactions are accounted for as collateralized financings and the obligation to repurchase the securities is reflected as a liability in the consolidated statement of financial condition while securities underlying the agreements remain in the investment portfolio. ETGAM had no marketable investment securities sold under repurchase agreements classified as "Encumbered – pledged to creditors" in the consolidated statement of financial condition at December 31, 2004.

Resale Agreements—ETGAM also enters into transactions involving purchases of securities under agreements to resell. The agreements to sell certain securities are reflected as assets in the consolidated statement of financial condition. It is ETGAM's policy to obtain possession of collateral with a market value at least equal to the principal amount loaned under resale agreements. ETGAM values collateral and may require counterparties to deposit additional collateral or return collateral pledged when appropriate. As of December 31, 2004, ETGAM had accepted collateral with a fair value of $3.9 million that it can sell or repledge, but none was sold or repledged at that time.

Securities Sold, Not Yet Purchased—At December 31, 2004, ETGAM had sold $3.9 million of U.S. Treasury notes that had not yet been purchased. These securities are reported on the consolidated statement of financial condition at fair market value.

Asset Securitization—Asset securitization involves the transfer of financial assets to another entity in exchange for cash and/or beneficial interests in the assets transferred. Asset transfers in which ETGAM surrenders control over the financial assets are accounted for as sales to the extent that consideration other than beneficial interests in the transferred assets is received in the exchange in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.* The carrying amount of the assets transferred is allocated between the assets sold and the retained beneficial interests based on their relative fair values at the date of the transfer. Fair value was based on quoted market prices, if available. Generally quoted market prices are not available for beneficial interests; therefore, ETGAM estimates the fair value based on the present value of the associated expected future cash flows. In estimating the present value of the associated expected future cash flows, management must make estimates and assumptions about a number of key factors, including future default rates and credit losses, discount rates and collateral repayment rates. At December 31, 2004, ETGAM had $23.2 million of purchased/retained interests in securitizations that were classified as Unencumbered Marketable investment securities in the consolidated statement of financial condition (see Note 5).

Stock-Based Compensation—ETGAM participates in E*TRADE Financial's stock-based employee compensation plans, which are described more fully in Note 7. ETGAM accounts for its participation in the plans under SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure,* which encourages expensing options based on application of a fair value methodology. However, SFAS No. 123 allows the intrinsic value recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employee,* and related

Interpretations to be applied. In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (Revised 2004), *Share-Based Payment.* This Statement supercedes APB Opinion No. 25, and its related implementation guidance. The Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The most significant change resulting from this Statement is the requirement for public companies to expense employee share-based payments under fair value as originally introduced in SFAS No. 123. This Statement is effective for public companies as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. ETGAM will adopt this Statement effective July 1, 2005. Currently, ETGAM is evaluating the impact of this revision for the last six months of 2005.

NOTE 3—INCOME TAXES

ETGAM is included in the consolidated federal tax return of E*TRADE Financial. Each company included in the consolidated tax return computes income tax expense as though it filed a separate income tax return.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. Deferred tax assets and liabilities consist of:

(in thousands)		December 31, 2004
Deferred tax assets		
Fixed assets – depreciation	$	15
Reserves and allowances		37
State taxes		105
Other		69
Total deferred tax assets		**226**
Deferred tax liabilities		
Prepaids		9
Internally developed software		71
Total deferred tax liabilities		**80**
Net deferred tax assets	**$**	**146**

There was no valuation allowance for the deferred tax assets at December 31, 2004 because ETGAM believes it is more likely than not that it will realize its deferred tax assets.

NOTE 4—RELATED PARTY TRANSACTIONS

Under an intercompany agreement, ETGAM performs investment advisory services for the Bank. This agreement provides for a fee structure that segregates the management of fixed-income securities and correspondent loan acquisitions. In 2004, ETGAM had agreements with other affiliates, which provide for the reimbursement of expenses incurred for services provided on behalf of the affiliates. In addition to these agreements, ETGAM also shares office space with the Parent. Each month the Parent allocates a portion of the overhead expenses related to office space and other

shared costs to ETGAM based upon its relative percentage of the total consolidated Parent employees.

If a legal right of offset exists, ETGAM nets receivables and payables to the same affiliate. These amounts represented the unpaid balances for the previously described intercompany transactions, as well as certain other revenues and expenses, primarily comprised of tax related transactions and expenses that the Bank paid on ETGAM's behalf. At December 31, 2004, ETGAM had $2.2 million and $3.4 million respectively in its net receivable and payable from affiliates.

NOTE 5—ASSET SECURITIZATION—COLLATERALIZED DEBT OBLIGATION

In 2004, 2003 and 2002, ETGAM transferred asset-backed securities to E*TRADE ABS CDO III, Ltd. ("CDO III"), E*TRADE ABS CDO II, Ltd. ("CDO II"), and E*TRADE ABS CDO I, Ltd. ("CDO I"), respectively. The Bank also transferred asset-backed securities to CDO II and an unrelated financial advisor transferred asset-backed securities to CDO III and CDO I. Concurrent with these transfers, the respective CDOs sold beneficial interests to independent investors in the form of senior and subordinated notes and preference shares, collateralized by the asset-backed securities. Neither the CDOs themselves nor the investors in the beneficial interests sold by the CDOs have recourse to ETGAM or the Bank. Each of the CDOs are qualifying special purpose entities, as defined in SFAS No. 140, and, as such, are not required to be consolidated in ETGAM's consolidated statement of financial condition. ETGAM purchased preference shares in each of the CDOs. ETGAM's retained interests are subordinate to the notes sold by each CDO and on an equal standing with the preference shares purchased by other preference share investors in CDO I, CDO II and CDO III.

The following table summarizes the asset-backed securities transferred to each CDO, the amount of the cash proceeds, the preference shares purchased by ETGAM and the current rating for those preference shares:

		Asset Backed Securities Transferred to CDO					Preference Shares Purchased by ETGAM		
								Rating at 12/31/04	
($ in millions)	Transaction Date	ETGAM	Bank	Independent Investment Advisor	Total	Proceeds	$Amount	Moody's	Fitch
CDO III	December 2004	$ 124.0	$ —	$ 175.5	$ 299.5	$304.4	$ 5.0	Ba1	BB+
CDO II	August 2003	78.4	321.7	—	400.1	400.9	6.0	Ba2	BBB-
CDO I	September 2002	50.2	—	200.0	250.2	251.7	8.6	B3	CCC-
Total		$ 252.6	$ 321.7	$ 375.5	$ 949.8	$957.0	$19.6		

The carrying value of ETGAM's retained interest in both CDO I, CDO II and CDO III is subject to future volatility in credit, interest rate and prepayment risk. The investment in the preference shares is classified as a trading security in ETGAM's investment portfolio. The following table presents a sensitivity analysis of ETGAM's retained interests in CDO I, CDO II and CDO III at December 31, 2004:

(dollars in thousands)	CDO I	CDO II	CDO III
Fair value of retained preference shares(1)	$ 1,003	$6,272	$ 5,000
Weighted-average remaining life (years)	7.70	3.76	4.26
Weighted-average prepayment speed	15.00%	10.00%	0.00%
Impact of 10% adverse change	$ (135)	$ (102)	$ (111)
Impact of 20% adverse change	$ (259)	$ (203)	$ (220)
Weighted-average discount rate	2.00%	16.00%	15.00%
Impact of 10% adverse change	$ (15)	$ (353)	$ (304)
Impact of 20% adverse change	$ (30)	$ (675)	$ (582)
Weighted-average expected credit losses	4.33%	0.60%	0.11%
Impact of 10% adverse change	$ (879)	$ (40)	$ (5)
Impact of 20% adverse change	$(1,003)	$ (82)	$ (11)
Actual credit losses to date	$ 5,555	$ —	$ —
For the year ended December 31, 2004(2)			
Actual interest payments received	$ 458	$1,080	$ —

(1) Based on calculated discounted expected future cash flows, premised on weighted-average life, prepayment speed, discount rate and expected credit losses shown in this table.

(2) No actual principal payments have been received to-date.

The sensitivities and estimates shown in the preceding table are hypothetical and should be used with the understanding that actual future performance and results can vary significantly. As the sensitivity analysis table shows, changes in the fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the preference shares is calculated without changing any other assumption. Changes in one factor may result in changes in another factor (for example, increases in market interest rates could result in lower prepayments and increased credit losses), which could magnify or counteract the sensitivities.

ETGAM entered into management agreements to provide certain collateral management services for CDO I , CDO II and CDO III. As compensation for its services, ETGAM receives a management fee from the trustee based on the quarterly amount of assets managed (as defined). Managed assets, which include securitized assets, on-balance sheet assets and similar assets managed by ETGAM for others, are presented in the following table:

(in thousands)	December 31, 2004
Managed on-balance sheet asset-backed securities, classified as trading	$ 2,457
Managed off-balance sheet securitized asset-backed securities:	
Asset-backed securities managed by ETGAM for the Bank	2,796,429
CDO I	186,251
CDO II	362,629
CDO III	299,410
Total managed off-balance sheet asset-backed securities	**3,644,719**
Total managed asset-backed securities	**$ 3,647,176**

NOTE 6—FIXED ASSETS

Fixed assets consisted of the following:

(in thousands)	December 31, 2004
Equipment	$ 694
Software	891
Total fixed assets	1,585
Less: Accumulated depreciation and amortization	(1,281)
Total fixed assets, net	**$ 304**

NOTE 7—EMPLOYEE BENEFIT PLANS

401(k) Plan

The Parent has a 401(k) salary deferral program that includes eligible associates of ETGAM who have met certain service requirements. ETGAM matches certain employee contributions and grants additional contributions at its discretion.

Stock Purchase and Stock Option Plans

Eligible employees of ETGAM who have met certain service requirements are also able to participate in E*TRADE Financial's stock purchase and stock option plans. The stock option plans provide for the granting of nonqualified or incentive stock options to officers and key employees of ETGAM for the purchase of E*TRADE Financial's common stock at a price determined by E*TRADE Financial's Board of Directors at the date the option is granted. The options are generally exercisable ratably over a four-year period from the date the option is granted and expire after ten years from the date of grant. At December 31, 2004, there were options outstanding to purchase 2,074,315 shares of E*TRADE Financial's common stock at exercise prices ranging from $3.14 to $23.66 with a weighted average price of $4.68 and 23,037,000 shares were available for future grants. During the year ended December 31, 2004, options to purchase 759,070 shares of E*TRADE

Financial's common stock at a weighted average price of $14.07 were granted to ETGAM employees.

The following table summarizes information on outstanding and exercisable stock options at December 31, 2004:

	Options Outstanding			Options Exercisable	
		Weighted Average			
Option Exercise Price	Number Outstanding	Contractual Life (Years)	Exercise Price	Number Exercisable	Weighted Average Exercise Price
$3.1350	3,500	7.61	$ 3.1350	500	$ 3.1350
$3.8050	1,071,538	8.12	$ 3.8050	1,071,538	$ 3.8050
$3.8900 - $14.4350	813,764	8.35	$ 12.0674	175,523	$ 7.3326
$14.4375 -$19.9375	185,249	8.99	$ 15.3753	38,716	$ 16.9224
$23.6563	264	5.26	$ 23.6563	264	$ 23.6563
	2,074,315	8.29	$ 8.0811	1,286,541	$ 4.6848

NOTE 8—CONCENTRATION OF CREDIT RISK

ETGAM is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, ETGAM may be exposed to risk of loss. The risk of default depends on the creditworthiness of the counterparty or the issuer of the instrument. It is ETGAM's policy to review, as necessary, the credit standing of each counterparty.

For fiscal year 2004, fees from the Bank generated in excess of 97% of ETGAM's total investment advisory fees. Accordingly, ETGAM's business is highly concentrated with the Bank (see Note 4).

NOTE 9—NET CAPITAL REQUIREMENTS

ETGAM is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which requires that ETGAM maintain minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1 (this rule also requires that equity capital may not be withdrawn for payment of cash dividends if the resulting net capital ratio will exceed 10 to 1). At December 31, 2004, ETGAM had net capital of $21.4 million that was $20.6 million in excess of its net capital requirement of $0.8 million. At December 31, 2004, the ratio of aggregate indebtedness to net capital was 0.57 to 1.

ETGAM has never carried customer accounts at any time, including the year ended December 31, 2004. It has complied with the exemptive provisions of Rule 15c3-3, Section (k)(2)(i).

SUPPLEMENTAL REPORT
ON INTERNAL CONTROL

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

February 28, 2005

E*TRADE Global Asset Management, Inc.
671 North Glebe Road
Arlington, VA 22203

In planning and performing our audit of the consolidated statement of financial condition of E*TRADE Global Asset Management, Inc. and subsidiary ("ETGAM"), an indirect wholly owned subsidiary of E*TRADE Financial Corporation, for the year ended December 31, 2004, (on which we have issued our report also dated February 25, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated statement of financial condition and not to provide assurance on ETGAM's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by ETGAM that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of ETGAM is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("the Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which ETGAM has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization, and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that

they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of ETGAM's internal control would not necessarily disclose all matters in ETGAM's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving ETGAM's internal control and its operations (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that ETGAM's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP